Exhibit 99.(a)(5)(v)

FOR IMMEDIATE RELEASE

For Further Information:

Zweig Funds Shareholder Services

(800) 272-2700

zweig@virtus.com

ZWEIG TOTAL RETURN FUND ANNOUNCES

PRELIMINARY RESULTS OF TENDER OFFER

NEW YORK, May 27, 2016 — The Zweig Total Return Fund, Inc. (NYSE: ZTR) (the “Fund”) announced today that the Fund’s tender offer for 4,768,925.10 of its issued and outstanding shares of common stock, representing approximately 15 percent of the Fund’s outstanding shares, expired at 11:59 p.m., New York time, on May 26, 2016.

Based upon current information, approximately 14,054,807 shares were tendered, including shares tendered pursuant to notices of guaranteed delivery. Based on this preliminary information, the pro-ration for each tendering stockholder is estimated to be 33.9309 percent of the shares properly tendered. These numbers are subject to adjustment and should not be regarded as final. The actual number of shares to be purchased is anticipated to be announced on June 3, 2016. Payment for such shares will be made on or about June 7, 2016. The purchase price of properly tendered shares is 98 percent of the net asset value per share determined as of the close of the regular trading session of the New York Stock Exchange (NYSE) on May 26, 2016, which is equal to $12.96 per share.

About the Fund

The Zweig Total Return Fund, Inc. is a closed-end fund advised by Zweig Advisers LLC. For more information on the fund, please contact Shareholder Services at 800.272.2700, by email at zweig@virtus.com, or visit us on the web at virtus.com.

Fund Risks

An investment in a fund is subject to risk, including the risk of possible loss of principal. A fund’s shares may be worth less upon their sale than what an investor paid for them. Shares of closed-end funds may trade at a discount to their net asset value.

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Zweig Advisers LLC | 100 Pearl Street | Hartford, CT 06103

The Zweig Total Return Fund - 2

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful under the securities laws of any such state.

Zweig Advisers LLC | 100 Pearl Street | Hartford, CT 06103